     As filed with the Securities and Exchange Commission on April 24, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               -----------------

                                  MEDIS EL LTD.
                            (Name of Subject Company)

                               -----------------

                             MEDIS TECHNOLOGIES LTD.
                         (Name of Filing Person-Offeror)

                               -----------------

                  ORDINARY SHARES, PAR VALUE 0.1 NIS PER SHARE
                         (Title of Class of Securities)

                               -----------------

                                   M6879H 10 3
                      (Cusip Number of Class of Securities)

                               -----------------

                     ROBERT K. LIFTON, Chairman of the Board
                             MEDIS TECHNOLOGIES LTD.
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 935-8484
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                               -----------------

                                    Copy To:

                              ELLIOT BRECHER, ESQ.
                              STEPHEN E. FOX, ESQ.
                 COOPERMAN LEVITT WINIKOFF LESTER & NEWMAN, P.C.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 688-7000

CALCULATION OF FILING FEE

Transaction Valuation: $92,745,135(1)           Amount of Filing Fee: $18,541.83

(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the issuance of 5,297,667 shares of the common stock, par value $0.01 of Medis Technologies Ltd. ("MTL"), a Delaware corporation in exchange for all outstanding shares of Medis El Ltd., an Israeli corporation, not beneficially owned by MTL. The value of the transaction, calculated in accordance with regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, is based upon the average of the bid and asked price of Medis El Ltd. as of April 18, 2000. The amount of the filing fee, calculated pursuant to the same regulation, equals 1/50th of one percent of the value of the transaction.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $8,097.08
                           -----------------------------------------------------
Form or Registration No.:  Form S-1 (333-83945)
                           -----------------------------------------------------
Filing Party:  Medis Technologies Ltd.
             -------------------------------------------------------------------
Date Filed:  July 28, 1999, December 29, 1999, February 11, 2000 and
             March 16, 2000
           --------------------------------

/ / Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/      third-party tender offer subject to Rule 14d-1.
         / /      issuer tender offer subject to Rule 13e-4.
         / /      going-private transaction subject to Rule 13e-3.
         / /      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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

ITEM 1.  SUMMARY TERM SHEET.

     Not applicable.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Medis El Ltd., an Israeli corporation (the "Company"). The information set forth in "Prospectus Summary" of the prospectus dated April 21, 2000 (the "Prospectus"), a copy of which is filed as Exhibit (a)(1) hereto, is incorporated herein by reference.

     (b) The information set forth in "Description of Medis El's Securities" of the Prospectus is incorporated herein by reference.

     (c) The information set forth in "Price Range of Medis El's Ordinary Shares" of the Prospectus is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Medis Technologies Ltd., a Delaware corporation. The information set forth in "Principal Stockholders" of the Prospectus is incorporated herein by reference.

     (b)-(c) The information set forth in "Management" and "Principal Stockholders" of the Prospectus is incorporated herein by reference. Israel Aircraft Industries Ltd., an Israeli corporation and an approximately 35.5% stockholder of the Filing Person, is a leader in aerospace technology and wholly owned by the State of Israel. During the past five years, neither the Filing Person nor any of the persons listed in "Management" and "Principal Stockholders" of the Prospectus has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of such laws.

     The citizenship of the directors and executive offices of Purchaser are set forth in "Annex I - Citizenship of Directors and Executive Officers of Purchaser," which Annex is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in "Prospectus Summary-The Exchange Offer," "The Exchange Offer," "Comparison of Rights of Stockholders of Medis Technologies and Shareholders of Medis El" and "United States Federal Income Tax Consequences" of the

Prospectus is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)-(b) The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" and "Certain Transactions" of the Prospectus is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) and (c)(1)-(7) The information set forth in "The Exchange Offer," "Dividend Policy," "Management" and "Price Range of Medis El's Ordinary Shares," of the Prospectus is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Exchange Offer" of the Prospectus is incorporated herein by reference. There are no material conditions to the financing nor is any of the consideration borrowed for purposes of the transaction.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in "The Exchange Offer" and "Principal Stockholders" of the Prospectus is incorporated herein by reference.

     (b) The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Prospectus is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in "The Exchange Offer-Fees and Expenses" of the Prospectus is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     The financial information set forth in "Prospectus Summary-Summary Consolidated Financial Data," "Selected Consolidated Financial Data" and our consolidated financial statements of the Prospectus is incorporated herein by reference. The financial information included in the Prospectus does not constitute an admission that such information is material to a decision by a shareholder of the Company to sell, tender or hold the securities being sought in this exchange.


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

ITEM 11. ADDITIONAL INFORMATION.

     (a)-(b) Not applicable.

ITEM 12. EXHIBITS.

     See Exhibit Index.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.
















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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2000

                                        MEDIS TECHNOLOGIES LTD.

                                        By: /s/ ROBERT K. LIFTON
                                            ------------------------------------
                                            Robert K. Lifton
                                            Chairman of the Board and Chief
                                            Executive Officer

                                  EXHIBIT INDEX


   EXHIBIT
     NO.                            DESCRIPTION

   (a)(1)         Prospectus dated April 24, 2000.

   (a)(2)         Form of Letter of Transmittal.

   (a)(3)         Form of Notice of Guaranteed Delivery.

   (a)(4)         Form of Letter to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

   (a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.

   (a)(6)         Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

   (b)            Not applicable.

   (d)(1)1 CDI Shareholders' Agreement dated as of December 15, 1997 among Israel Aircraft Industries Ltd., Howard Weingrow and Robert K. Lifton, Cell Diagnostics Inc., Medis Inc., CDS Distributor, Inc. and Medis El Ltd.

   (d)(2)1 Letter Agreement dated as of December 15, 1997 among Cell Diagnostics Inc., Medis Inc., Medis El Ltd., Robert K. Lifton, Howard Weingrow and Israel Aircraft Industries Ltd.

   (g)            Not applicable.

   (h)(1)1        Opinion of Cooperman Levitt Winikoff Lester &
                  Newman, P.C. regarding tax matters.

----------
       1 Filed as an exhibit to the Issuer's Registration Statement on Form S-1, File No.: 333-83945.



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

                                     ANNEX I

          CITIZENSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER


Robert K. Lifton
----------------

United States


Howard Weingrow
---------------

United States


Amos Eiran
----------

Israel


Jacob Weiss
-----------

United States
Israel


Zeev Nahmoni
------------

Israel


Shmuel Peretz
-------------

Israel




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